Shareholder meeting results (Unaudited)
November 19, 2009 meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

      Votes for Votes withheld
Ravi Akhoury 		44,746,181 1,905,779
Jameson A. Baxter 	44,776,637 1,875,323
Charles B. Curtis 	44,837,666 1,814,294
Robert J. Darretta 	44,783,232 1,868,728
Myra R. Drucker 	44,736,743 1,915,217
John A. Hill 		44,851,014 1,800,946
Paul L. Joskow 		44,861,837 1,790,123
Elizabeth T. Kennan 44,766,965 1,884,995
Kenneth R. Leibler 	44,838,601 1,813,359
Robert E. Patterson 44,838,095 1,813,865
George Putnam, III 	44,825,010 1,826,950
Robert L. Reynolds 	44,855,343 1,796,617
W. Thomas Stephens 	44,855,856 1,796,104
Richard B. Worley 	44,838,112 1,813,848

A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:

Votes for 		Votes against 	Abstentions Broker non-votes

34,075,160 	1,076,540 		1,221,123      10,279,137

All tabulations are rounded to the nearest whole number.